Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(UNAUDITED)

Issued: January 10, 2013

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	2012	2011

Revenues
Print advertising	132,741	149,368
Print circulation	49,276	54,269
Digital	24,813	22,622
Other	4,842	4,831
Total revenues	211,672	231,090
Expenses
Compensation	82,948	87,121
Newsprint	12,108	14,634
Distribution	28,192	32,705
Other operating	39,318	41,983
Operating income before depreciation, amortization, and restructuring (note 3)	49,106	54,647
Depreciation	6,890	6,462
Amortization	10,734	11,021
Restructuring and other items (notes 7 and 9)	4,797	2,982
Operating income	26,685	34,182
Interest expense	16,167	16,837
Net financing expense relating to employee benefit plans (note 9)	383	975
Loss on disposal of property and equipment	268	-
(Gain) loss on derivative financial instruments (note 4)	697	(10,040)
Foreign currency exchange losses	866	12,132
Earnings before income taxes	8,304	14,278
Provision for income taxes	-	-
Net earnings from continuing operations	8,304	14,278
Net earnings from discontinued operations, net of tax of nil (note 13)	-	14,053
Net earnings attributable to equity holders of the Company	8,304	28,331

Earnings per share from continuing operations (note 10):
Basic	$0.21	$0.35
Diluted	$0.20	$0.35

Earnings per share from discontinued operations (note 10):
Basic	$-	$0.35
Diluted	$-	$0.34

Earnings per share attributable to equity holders of the Company (note 10):
Basic	$0.21	$0.70
Diluted	$0.20	$0.70

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(UNAUDITED)

(In thousands of Canadian dollars)

	2012	2011

Net earnings attributable to equity holders of the Company	8,304	28,331

Other comprehensive income (loss) from continuing operations
Amounts subsequently reclassified to the statement of operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil	(2,133)	1,260
Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 9)	(7,485)	(9,390)
Other comprehensive loss from discontinued operations
Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 9)	-	(906)
Other comprehensive loss	(9,618)	(9,036)

Comprehensive income (loss) attributable to equity holders of the Company	(1,314)	19,295

Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	(1,314)	6,148
Discontinued operations	-	13,147
Comprehensive income (loss) attributable to equity holders of the Company	(1,314)	19,295

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2012	As at August 31, 2012

ASSETS

Current Assets
Cash	33,233	22,189
Accounts receivable	112,902	90,923
Inventory	3,264	3,829
Prepaid expenses and other assets	9,745	10,258
Total current assets	159,144	127,199

Non-Current Assets
Property and equipment	261,007	267,491
Asset held-for-sale	410	23,139
Derivative financial instruments (note 5)	23,411	24,108
Other assets	1,345	1,549
Intangible assets	368,084	377,862
Goodwill	223,500	223,500
Total assets	1,036,901	1,044,848

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2012	As at August 31, 2012

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 6)	81,676	65,268
Provisions (note 7)	25,890	29,888
Deferred revenue	24,655	25,915
Current portion of derivative financial instruments (note 5)	2,671	6,069
Current portion of long-term debt (note 8)	15,103	32,153
Total current liabilities	149,995	159,293

Non-Current Liabilities
Long-term debt (note 8)	464,330	467,749
Derivative financial instruments (note 5)	8,061	12,369
Other non-current liabilities (notes 9 and 11)	180,069	169,413
Provisions (note 7)	970	1,588
Deferred income taxes	681	681
Total liabilities	804,106	811,093

Equity
Capital stock	371,132	371,132
Contributed surplus (note 11)	8,242	7,888
Deficit	(138,538)	(139,357)
Accumulated other comprehensive loss	(8,041)	(5,908)
Total equity	232,795	233,755
Total liabilities and equity	1,036,901	1,044,848

Subsequent event (note 15)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(UNAUDITED)

(In thousands of Canadian dollars)

	2012
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(139,357)	(5,908)	233,755
Net earnings attributable to equity holders of the Company	-	-	8,304	-	8,304
Other comprehensive loss	-	-	(7,485)	(2,133)	(9,618)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	819	(2,133)	(1,314)
Share-based compensation plans (note 11)	-	354	-	-	354
Balance as at November 30, 2012	371,132	8,242	(138,538)	(8,041)	232,795

	2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2011	371,132	5,602	(46,618)	(14,836)	315,280
Net earnings attributable to equity holders of the Company	-	-	28,331	-	28,331
Other comprehensive income (loss)	-	-	(10,296)	1,260	(9,036)
Comprehensive income attributable to equity holders of the Company	-	-	18,035	1,260	19,295
Share-based compensation plans (note 11)	-	405	-	-	405
Balance as at November 30, 2011	371,132	6,007	(28,583)	(13,576)	334,980

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(UNAUDITED)

(In thousands of Canadian dollars)

	2012	2011
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings attributable to equity holders of the Company	8,304	28,331
Items not affecting cash:
Depreciation	6,890	6,625
Amortization	10,734	11,076
(Gain) loss on derivative financial instruments (note 4)	697	(11,029)
Non-cash interest	1,331	8,688
Loss on disposal of property and equipment	268	-
Non-cash foreign currency exchange losses	824	12,007
Gain on sale of discontinued operations (note 13)	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 11)	878	(1,250)
Net financing expense relating to employee benefit plans (note 9)	383	982
Non-cash compensation expense of employee benefit plans (note 9)	1,909	-
Employee benefit funding in excess of compensation expense (note 9)	-	(9,440)
Settlement of foreign currency interest rate swap designated as a cash flow hedge (note 5)	(8,976)	-
Net change in non-cash operating accounts	(10,014)	(18,959)
Cash flows from operating activities	13,228	9,922

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 13)	-	85,890
Net proceeds from the sale of property and equipment and asset held-for-sale	24,691	-
Additions to property and equipment	(2,636)	(1,499)
Additions to intangible assets	(956)	(1,500)
Cash flows from investing activities	21,099	82,891

FINANCING ACTIVITIES
Repayment of long-term debt (note 8)	(23,187)	(90,825)
Debt issuance costs	(96)	(37)
Cash flows from financing activities	(23,283)	(90,862)

Net change in cash	11,044	1,951
Cash at beginning of period	22,189	10,483
Cash at end of period	33,233	12,434

	2012	2011

Supplemental disclosure of operating cash flows
Interest paid	1,222	5,879
Income taxes paid	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 AND 2011
(In thousands of Canadian dollars, except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s head office and registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms.  Additionally, the Company operates digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring website.  The Company supports these operations through a variety of centralized shared services.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are typically relatively constant throughout the fiscal year.

2.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual audited consolidated financial statements.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2012 and 2011.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on January 10, 2013.

3.	OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.	(GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s (gain) loss on derivative financial instruments for the three months ended November 30, 2012 and 2011 is comprised of the following:

	2012	2011

Gain on fair value swap not designated as a hedge	-	(7,686)
Contractual cash interest settlement on fair value swap not designated as a hedge	-	989
(Gain) loss on embedded derivatives	697	(3,343)
(Gain) loss on derivative financial instruments	697	(10,040)

During the three months ended November 30, 2012 and 2011, no ineffectiveness was recognized in the condensed consolidated statement of operations related to the Company’s cash flow hedges.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

	As at November 30, 2012	As at August 31, 2012

Assets
Embedded derivatives	23,411	24,108
Portion receivable within one year	-	-
Non-current derivative financial instruments	23,411	24,108

Liabilities
Foreign currency interest rate swap - designated as a cash flow hedge (1)	10,732	18,438
Portion due within one year	(2,671)	(6,069)
Non-current derivative financial instruments	8,061	12,369

(1)
The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at November 30, 2012 was US$167.5 million (August 31, 2012 - US$265.0).  During September 2012, the Company settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge for a cash payment of $9.6 million, including $0.6 million of accrued interest.  During the three months ended November 30, 2012, foreign currency exchange gains of $1.3 million (2011 – $13.1 million) were reclassified to the condensed consolidated statement of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) and for the three months ended November 30, 2011 the hedged portion of the Senior Secured Term Loan Credit Facility.  During the three months ended November 30, 2012, a loss of $1.8 million (2011 - $2.0 million) was reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statement of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations over the next twelve months is $7.0 million.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2012	As at August 31, 2012

Trade accounts payable	11,598	9,973
Accrued liabilities	50,158	49,065
Accrued interest on long-term debt	19,920	6,230
Accounts payable and accrued liabilities	81,676	65,268

7.	PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2012	27,753	3,723	31,476
Net charges	923	(434)	489
Payments	(4,705)	(400)	(5,105)
Provisions as at November 30, 2012	23,971	2,889	26,860
Portion due within one year	(23,971)	(1,919)	(25,890)
Non-current provisions	-	970	970

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing the initial phase of a three year business transformation project aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring initiatives, consisting of a series of involuntary and voluntary terminations, are primarily in the Newspaper segment.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

8.	LONG-TERM DEBT

				As at November 30, 2012	As at August 31, 2012

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	226,813	5,525	221,288	244,134
12.5% Senior Secured Notes (US$268.6M) (**)	July 2018	266,916	8,771	258,145	255,768
Senior Secured Asset-Based Revolving Credit Facility (2)	July 2014	-	-	-	-
Total long-term debt				479,433	499,902
Portion due within one year				(15,103)	(32,153)
Non-current long-term debt				464,330	467,749

(**) - US$ principal translated at November 30, 2012 exchange rates.

The terms and conditions of long-term debt are the same as disclosed in the audited consolidated financial statements for the years ending August 31, 2012 and 2011, except as disclosed below:

(1) On November 12, 2012, the Company redeemed $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-lien Notes”) at par in accordance with the terms and conditions of the First-lien Notes indenture with the net proceeds from the disposition of the land and building located at 1450 Don Mills Road in Don Mills, Ontario.

(2) As at November 30, 2012, the Company had no amounts drawn (August 31, 2012 – nil) and had availability of $45.0 million (August 31, 2012 – $23.3 million) under this facility.

9.	EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net earnings from continuing operations in the condensed consolidated statement of operations for the three months ended November 30, 2012 and 2011 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Current service cost	3,024	2,526	448	438	582	578	4,054	3,542
Past service costs	-	-	62	62	1,423	-	1,485	62
Net actuarial losses	-	-	-	-	2,339	-	2,339	-
Interest cost	4,962	5,089	667	761	150	176	5,779	6,026
Expected return on plan assets	(5,396)	(5,051)	-	-	-	-	(5,396)	(5,051)
Net defined benefit plan expense (1)	2,590	2,564	1,177	1,261	4,494	754	8,261	4,579

(1) During the three months ended November 30, 2012, an arbitrators ruling against the Company will result in a change to benefits provided under an other long-term employee benefit plan.  As a result the Company has estimated an expense for past service costs of $1.4 million, net actuarial losses of $2.1 million and cash costs of $0.4 million which are included in restructuring and other items in the condensed consolidated statement of operations.  Current service cost, past service costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the condensed consolidated statement of operations.  Interest cost and expected return on plan assets are included in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.

Actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of comprehensive income (loss) for the three months ended November 30, 2012 and 2011 are as follows:

	Pension benefits		Post-retirement benefits		Total
	2012	2011	2012	2011	2012	2011

Other comprehensive loss from continuing operations
Net actuarial losses on employee benefits	(6,666)	(9,390)	(819)	-	(7,485)	(9,390)
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits	-	(906)	-	-	-	(906)
Net actuarial losses recognized in other comprehensive loss	(6,666)	(10,296)	(819)	-	(7,485)	(10,296)

The cumulative actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at November 30, 2012 are as follows:

2012

Cumulative actuarial losses recognized directly in deficit, August 31, 2012	(61,715)
Net actuarial losses recognized in other comprehensive loss and deficit	(7,485)
Cumulative actuarial losses recognized directly in deficit, November 30, 2012	(69,200)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position for the three months ended November 30, 2012 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2012	91,243	59,552	17,207	168,002
Amounts recognized in the statement of operations	2,590	1,177	4,494	8,261
Amounts recognized in other comprehensive loss	6,666	819	-	7,485
Contributions to the plans	(4,922)	(573)	(474)	(5,969)
Net defined benefit plan obligation as at November 30, 2012	95,577	60,975	21,227	177,779

(1) As at August 31, 2012 and November 30, 2012, the net defined benefit plan obligations are recorded in other non-current liabilities on the condensed consolidated statement of financial position.

During the three months ended November 30, 2012, the Company filed an actuarial funding valuation dated December 31, 2011 for the most significant of the pension benefit plans.  The Company’s most recent valuations for all of the pension benefit plans indicated that they had an aggregate going concern unfunded liability of $18.1 million and a wind up deficiency (which assumes that the pension plans terminate on their actuarial valuation date) of $130.3 million.  After taking into account the December 31, 2011 valuation and solvency relief provided to all Ontario registered pension plans by the Ontario government, the Company expects to contribute $12.4 million to its defined benefit pension plans for the year ended August 31, 2013.

10.	EARNINGS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings per share for the three months ended November 30, 2012 and 2011. No reconciling items in the computation of net earnings exist.

	2012	2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of RSUs	600,000	415,141
Diluted weighted average shares outstanding during the period	40,923,170	40,738,311

Options outstanding which are anti-dilutive	696,000	560,000

11.	SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLAN

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three months ended November 30, 2012 and 2011, the Company granted no options under the Option Plan.  In addition, during the three months ended November 30, 2012, there were no options cancelled or forfeited.  During the three months ended November 30, 2012, the Company recorded compensation expense relating to the Option Plan of $0.2 million (2011 - $0.1 million), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

During the three months ended November 30, 2012 and 2011, the Company granted no RSUs under the RSU Plan.  During the three months ended November 30, 2012, the Company recorded compensation expense relating to the RSU Plan of $0.2 million (2011 – $0.3 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three months ended November 30, 2012 and 2011, the Company issued no deferred share units (“DSUs”) under the DSU Plan.  During the three months ended November 30, 2012, the Company recorded compensation expense relating to the DSU Plan of $0.5 million (2011 – recovery of $1.7 million), with an offset to other non-current liabilities.  The expense and recovery is due to the fluctuation in the share price of the Class C voting shares of the Company which are used to compute the fair value per DSU.  Any changes in the fair value per DSU will be reflected in the future through adjustments to compensation expense until such a date as the DSUs are settled in cash.  No payments were made related to the DSU Plan during the three months ended November 30, 2012 and 2011.

The aggregate carrying value of the DSU Plan liability was $0.8 million as at November 30, 2012 (August 31, 2012 - $0.3 million) and is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

12.	SEGMENT INFORMATION

The Company has one reportable segment for financial reporting purposes, the Newspaper segment.  The Newspaper segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  The Company has other business activities and an operating segment which is not separately reportable and is referred to as the All other category.  Revenue in the All other category primarily consists of subscription revenue from Infomart and advertising revenue from the website canada.com.

Each operating segment operates as a strategic business unit with separate management.  Segment performance is measured primarily upon the basis of segment operating income.  The Company accounts for intersegment sales as if the sales were to third parties.

Included within digital revenue in the condensed consolidated statement of operations is advertising revenue of $17.6 million for the three months ended November 30, 2012 (2011 - $16.0 million), and circulation/subscription revenue of $7.2 million for the three months ended November 30, 2012 (2011 - $6.6 million).  Accordingly, aggregate print and digital revenue from advertising was $150.3 million for the three months ended November 30, 2012 (2011 - $165.4 million) and aggregate print and digital revenue from circulation/subscription was $56.5 million for the three months ended November 30, 2012 (2011 - $60.9 million).

Segmented information and a reconciliation of segment operating income to earnings before income taxes for the three months ended November 30, 2012 and 2011 are as follows:

	2012	2011

Revenue
Newspaper	204,058	223,075
All other	8,921	8,994
Intersegment elimination (1)	(1,307)	(979)
Total revenue	211,672	231,090
Operating income before depreciation, amortization and restructuring
Newspaper	52,133	54,793
All other	3,778	3,500
Corporate	(6,805)	(3,646)
Total operating income before depreciation, amortization and restructuring	49,106	54,647
Reconciliation of segment operating income to earnings before taxes
Depreciation	6,890	6,462
Amortization	10,734	11,021
Restructuring and other items	4,797	2,982
Operating income	26,685	34,182
Interest expense	16,167	16,837
Net financing expense relating to employee benefit plans	383	975
Loss on disposal of property and equipment	268	-
(Gain) loss on derivative financial instruments	697	(10,040)
Foreign currency exchange losses	866	12,132
Earnings before income taxes	8,304	14,278

(1) The Newspaper segment recorded intersegment revenue for the three months ended November 30, 2012 of $1.2 million (2011 - $0.9 million) and the All other category recorded intersegment revenue for the three months ended November 30, 2012 of $0.1 million (2011 - $0.1 million).

13.	DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties were all within the Newspaper segment.  On November 30, 2011, the Company completed the Transaction.  As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109

(1) In accordance with the terms and conditions of the Senior Secured Term Loan Credit Facility (the “Term Loan Facility”) on November 30, 2011, the Company was required to repay amounts outstanding with the net proceeds of the Transaction.

Net earnings from discontinued operations for the three months ended November 30, 2011 are summarized as follows:

2011
Revenues
Print advertising	27,090
Print circulation	3,495
Digital	956
Other	535
Total revenues	32,076
Expenses
Compensation	12,756
Newsprint	1,218
Distribution	5,117
Other operating	7,611
Operating income before depreciation, amortization
and restructuring	5,374
Depreciation	163
Amortization	55
Restructuring and other items	57
Operating income	5,099
Interest expense (1)	8,148
Net financing expense related to employee benefit plans	7
Gain on sale of discontinued operations	(17,109)
Earnings before income taxes	14,053
Provision for income taxes	-
Net earnings from discontinued operations	14,053

(1) The Company had allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the three months ended November 30, 2011, the Company allocated interest expense of $1.8 million to discontinued operations.  In addition, during the three months ended November 30, 2011, the repayment of the Term Loan Facility with the proceeds of the Transaction resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which $6.4 million had been allocated to discontinued operations.

Cash flows from discontinued operations for the three months ended November 30, 2011 are summarized as follows:

2011
Cash flows from operating activities	2,275
Cash flows from investing activities (1)	(2,275)
Cash flows from financing activities	-
Cash flows from discontinued operations	-

(1) The cash flows from discontinued operations were transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the three months ended November 30, 2011 of nil.

14.	UNITED STATES ACCOUNTING PRINCIPLES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS.  In certain aspects GAAP as applied in the United States (“US GAAP”) differs from IFRS.  The following information is being presented to comply with the US GAAP reconciliation requirements of the Second-Lien Notes indenture.  The reconciliations have been prepared based on the same principle differences explained in the audited consolidated financial statements for the years ending August 31, 2012 and 2011, and as described below.  All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principle differences affecting the Company

(a) Employee benefits – actuarial gains and losses

Under IFRS, the Company recognizes actuarial gains and losses related to its defined benefit pension and post-retirement plans in other comprehensive income and deficit.  Such actuarial gains and losses are not subsequently recycled to the statement of operations.  Under US GAAP, the Company recognizes the funded status of defined benefit pension and post-retirement plans and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income and accumulated other comprehensive income.  Actuarial gains and losses previously recognized in other comprehensive income are recycled to the statement of operations using the corridor method of amortization.  Under the corridor method the net actuarial gain or loss over 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  The effect on US GAAP net earnings for the three months ended November 30, 2012, was to decrease net earnings $0.4 million (2011 – nil), with a corresponding decrease to comprehensive loss, net of a deferred income tax provision of nil.  During the three months ended November 30, 2011, due to the sale of substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group under US GAAP, the cumulative net actuarial loss in equity was recycled to the statement of operations.  The effect on US GAAP net earnings for the three months ended November 30, 2011, was to decrease net earnings $0.4 million with a corresponding increase to comprehensive income, net of a deferred income tax provision of nil.

(b) Employee benefits – past service costs

Under IFRS, for defined benefit pension and post-retirement plans the Company is required to recognize on the statement of financial position the difference between the defined benefit obligation and the fair value of plan assets, plus or minus any unrecognized past service costs, if any.  Under US GAAP, the Company recognizes the funded status of defined benefit plans and recognizes changes in the funded status in the period in which the changes occur through other comprehensive income and accumulated other comprehensive income.  The funded status represents the difference between the fair value of the plans assets and the defined benefit obligation.  The effect on US GAAP comprehensive loss for the three months ended November 30, 2012, was to decrease comprehensive loss $0.1 million (2011 – increase comprehensive income $0.1 million), net of a deferred income tax provision of nil.  The effect on the condensed consolidated statement of financial position as at November 30, 2012, was to increase other non-current liabilities $1.9 million with a corresponding increase to deficit (August 31, 2012 - $1.9 million).

(c) Employee benefits – curtailment

Under IFRS, the Company recognizes a curtailment when it is demonstrably committed to make a significant reduction in the number of employees covered by an employee benefit plan.  Under US GAAP, a curtailment is recognized at the date of the curtailment.  As a result of the termination of employees under the restructuring initiatives implemented during the year ended August 31, 2012, which will be completed in the year ended August 31, 2013, the Company recognized a curtailment under IFRS but not under US GAAP. The effect on the related employee benefit plan expense under US GAAP for the three months ended November 30, 2012, was to decrease net earnings $0.1 million (2011 – nil) ), net of a deferred income tax provision of nil.  The effect on the condensed consolidated statement of financial position as at November 30, 2012, was to increase other non-current liabilities $4.2 million with a corresponding increase to deficit (August 31, 2012 - $4.1 million).

(d) Employee benefits – presentation of expense

Under IFRS, the Company recognizes the components of the defined benefit expense within different line items in the statement of operations.  The current service cost, recognized element of any past service costs and actuarial gains and losses related to other long-term employee benefits are recorded in compensation expense in the statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations.  Under US GAAP, the components of the defined benefit expense must be aggregated and presented as a net amount in the statement of operations.  During the three months ended November 30, 2012, net financing expense relating to employee benefit plans was $0.4 million (2011 - $1.0 million).

(e) Long-term debt – debt issuance costs

Under IFRS, transaction costs related to the issuance of debt are deducted from the carrying value of the financial liability and are amortized using the effective interest method.  Under US GAAP, debt issuance costs, other than debt discounts or premiums, are deferred as an asset and recognized over the contractual life using the constant interest method.  There is no earnings difference related to the amortization of debt issuance costs in the three months ended November 30, 2012 and 2011.  The effect on the condensed consolidated statement of financial position as at November 30, 2012, would be to increase other assets $15.7 (August 31, 2012 - $16.4 million) with an offsetting increase to long-term debt.

(f) Impairment of indefinite life intangible assets

Under IFRS, indefinite life intangible assets are tested for impairment as part of a cash-generating unit (“CGU”) because they do not generate cash flows independently of other assets.  A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Under US GAAP, impairments of indefinite life intangible assets are measured on an individual basis by directly comparing the fair value to the carrying amount.  During the year ended August 31, 2012, under US GAAP the Company concluded that certain indefinite life intangible assets were impaired.  The effect on the condensed consolidated statement of financial position as at November 30, 2012 is to decrease intangible assets $30.0 million with a corresponding increase to deficit (August 31, 2012 – $30.0 million).

Comparative reconciliation of net earnings

The following is a reconciliation of net earnings for the three months ended November 30, 2012 and 2011, reflecting the differences between IFRS and US GAAP:

	2012	2011
Net earnings in accordance with IFRS	8,304	28,331
Employee benefits - actuarial gains and losses (a)	(355)	(397)
Employee benefits - curtailment (c)	(125)	-
Net earnings in accordance with US GAAP	7,824	27,934

Comparative reconciliation of comprehensive income (loss)

The following is a reconciliation of comprehensive income (loss) for the three months ended November 30, 2012 and 2011, reflecting the differences between IFRS and US GAAP:

	2012	2011

Comprehensive income (loss) in accordance with IFRS	(1,314)	19,295
Impact of US GAAP differences on net earnings	(480)	(397)
	(1,794)	18,898
Employee benefits - actuarial gains and losses (a)	355	397
Employee benefits - past service costs (b)	62	62
Comprehensive income (loss) in accordance with US GAAP	(1,377)	19,357

Comparative reconciliation of equity

A reconciliation of equity as at November 30, 2012 and August 31, 2012 reflecting the differences between IFRS and US GAAP is set out below:

	As at November 30, 2012	As at August 31, 2012

Equity in accordance with IFRS	232,795	233,755
Employee benefits - past service costs (b)	(1,861)	(1,923)
Employee benefits - curtailment (c)	(4,233)	(4,108)
Impairment of indefinite life intangible assets (f)	(30,000)	(30,000)
Equity in accordance with US GAAP	196,701	197,724

Other US GAAP disclosures

Operating expenses in the condensed consolidated statement of operations for the three months ended November 30, 2012 include $90.3 million of selling, general and administrative expenses (2011 - $94.8 million) and $3.5 million of rent expense (2011 - $3.2 million).  Accounts payable and accrued liabilities and the current portion of provisions on the condensed consolidated statement of financial position as at November 30, 2012 include $53.6 million of payroll related accruals (August 31, 2012 - $55.6 million).

15.	SUBSEQUENT EVENT

On December 7, 2012 the Company cancelled, for no consideration, 93,871 Class C voting shares and 19,680 Class NC variable voting shares that were held in trust by the court appointed monitor of the Canwest LP Companies Creditors Arrangement Act filing.